April 7, 2006

By Overnight Delivery and Facsimile

Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 4561
Washington, D.C. 20549

Re: Vestin Fund III, LLC
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 000-51301

Dear Mr. Gordon:

On behalf of Vestin Fund III, LLC, (the Company), we are responding to comments received from the Commission (the “Staff”) by letter dated March 28, 2006. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Comment: 1 Consolidated Statement of Operations, page F-4

In response to the Staff’s comment, we will identify related party transactions on the face of the financial statements filed hereinafter. However we respectfully request that we not be required to revise the financial statements previously filed for 2005 and 2004. All the related party transactions are disclosed in the footnotes to those financial statements. No additional information would result from revising the presentation for the years ended December 31, 2005 and 2004. In this regard, we note that the revision would change the caption “rental income” to “rental income-related parties” totaling $1,040,000, and “management fees” to “management fees-related parties” totaling $155,000 and add a caption to professional fees totaling $93,000. We respectfully suggest that such changes do not warrant revising and re-filing the historical financial statements.

Comment 2: Note D - Investments in Real Estate loans, page F-15

During the year ending December 31, 2004, our first year of operations, the Company’s limited operating history led the Manager to establish a general allowance based on 0.5% of the loan portfolio balance. During the year ended December 31, 2005, the Manager decided to reserve loan losses based on specific loans and took into account the additional history of the Company’s loan portfolio operations in the assessment of the allowance. The Manager determined the adequacy of the allowance for loan loss based upon the types and terms of the loans in the portfolio held by the Company. The Manager considered the following in the determination of the adequacy of the allowance for loan loss:

•	All loans were performing as of December 31, 2005 and continue to be performing as of April 6, 2006.
•	The Company has not experienced a loan default since inception.
•	The average original term of the loans in the portfolio was 12 months.
•	The longest maturity date any loan in the portfolio as of December 31, 2005 was September 30, 2006.

Based on a review of these factors, the Manager decided that no specific allowances were necessary and there was no need to increase the existing reserve.

During the loan funding process, the Manager 1) obtains independent MAI appraisals on the real estate that is the collateral for the loan, 2) credit references on guarantors and 3) analyzes the past performances of the borrower, if applicable. This process allows the Manager to determine the loan to value of the collateral is sufficient to protect the Company from future losses in the event of a default or foreclosure.

The Company’s Manager analyzes the allowance for loan losses on a loan by loan basis which considers the specifics of each loan (i.e. is the loan performing, the term has the loan been extended, the number of extensions, the loan to value ratio, the credit worthiness of the guarantors, and the past performance of the borrower). While the Company has similar loans to Fund II, there are several differences in the two companies’ loan portfolio which distinguishes them The major difference between the two is the Company had never experienced a loan in default and longest maturity date in the Company’s loan portfolio is September 30, 2006 compared to a maturity date of December 25, 2007 in Fund II.

In connection with this response, please note that the Company acknowledges (i) it is responsible for the adequacy and accuracy of its filings with the SEC, (ii) staff comments and our response to such comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

We hope the foregoing adequately addresses your comments.

Very Truly Yours,

/s/ Rocio Revollo
Rocio Revollo
Corporate Controller